06006175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH. D.C. 209

SEC FILE NUMBER
8- 36259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.J. MOSIER & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 N. CLINTON, SUITE 3403
(No. and Street)

CHICAGO	ILLINOIS	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DELORES J. MOSIER 888-452-1161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HORWICH COLEMAN LEVIN, LLC
(Name – *if individual, state last, first, middle name*)

125 SOUTH WACKER DRIVE, SUITE 1500	CHICAGO	ILLINOIS	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DELORES J. MOSIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.J. MOSIER & ASSOCIATES, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL

Title

Notary Public

Imelda A. Wojtkowski #482652

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.J. MOSIER & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditors' Report)

DECEMBER 31, 2005 AND 2004

HCL HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

D.J. MOSIER & ASSOCIATES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

CONTENTS

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
D.J. MOSIER & ASSOCIATES, INC.
Chicago, Illinois 60611

We have audited the accompanying statements of financial condition of D.J. Mosier & Associates, Inc. as of December 31, 2005 and 2004 and the related statements of operations, changes in stockholder's equity and cash flows and supplemental information for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of D.J. Mosier & Associates, Inc. as of December 31, 2005 and 2004, and the results of its operations, changes in its stockholder's equity and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Certified Public Accountants
Chicago, Illinois

February 23, 2006

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
ASSETS		
Cash and cash equivalents	$ 16,472	$ 8,810
Commissions receivable	16,016	18,390
Prepaid expenses	194	1,173
Deposits	1,430	1,430
Office equipment at cost, net of accumulated depreciation of $48,586 in 2005 and 2004	1,068	1,068
Leasehold improvements, net of accumulated amortization of $1,758 in 2005 and $44,356 in 2004	112	1,870
TOTAL ASSETS	$ 35,292	$ 32,741

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
LIABILITIES		
Accounts payable	$ -	$ -
Accrued payroll taxes	21,247	10,102
Total Liabilities	21,247	10,102
STOCKHOLDER'S EQUITY		
Common stock, no par value; 10,000 shares authorized, issued and outstanding	1,000	1,000
Paid in capital	194,747	154,747
Accumulated deficit	(181,702)	(133,108)
Total Stockholder's Equity	14,045	22,639
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 35,292	$ 32,741

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES		
Commissions	$ 318,889	$ 340,557
Consulting fees	72,366	82,225
Total Revenues	391,255	422,782
EXPENSES		
Employee compensation and commissions	275,915	287,349
Rent	26,602	25,953
General and administrative	137,489	111,885
Total Expenses	440,006	425,187
Operating (Loss)	(48,751)	(2,405)
OTHER INCOME/ (EXPENSE)		
Interest income	157	78
Total Other Income/(Expense)	157	78
NET (LOSS) / INCOME	$ (48,594)	$ (2,327)

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock	Paid In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance 1/1/04	$ 1,000	$ 154,747	$ (130,781)	$ 24,966
2004 Net (loss)		-	(2,327)	(2,327)
Balance 12/31/04	1,000	154,747	(133,108)	22,639
Additional equity contribution	-	40,000	-	40,000
2005 Net (loss)	-	-	(48,594)	(48,594)
Balance 12/31/05	$ 1,000	$ 194,747	$ (181,702)	$ 14,045

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) / income	$ (48,594)	$ (2,327)
Adjustments to reconcile net (loss) to net cash (used) by operating activities:		
Depreciation and amortization	1,758	3,272
Net change in certain assets and liabilities:		
(Increase) decrease in accounts receivable	2,374	(11,230)
(Increase) in prepaid expenses	979	4,561
Increase in accounts payable and accrued payroll taxes	11,145	3,258
NET CASH (USED) BY OPERATING ACTIVITIES	(32,338)	(2,466)
CASH FLOWS FROM FINANCIING ACTIVITIES		
Increase in paid in capital	40,000	-
NET CASH (USED) BY OPERATING ACTIVITIES	40,000	-
NET INCREASE (DECREASE) IN CASH	7,662	(2,466)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	8,810	11,276
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 16,472	$ 8,810
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

D.J. Mosier and Associates, Inc, (the Company) is a securities dealer that specializes in the sale of mutual funds and separate accounts. With over 12,000 mutual funds available, the Company is an experienced specialist and provides investment opportunities from a carefully selected group of fund families. The customer base for the Company consists of pension funds for municipal employees, firefighters, and police departments. The majority of the Company's customers are located in the Midwest. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

Financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue recognition

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is reqiured to maintain net capital as defined under the rule. The Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of the "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2005 and 2004, the Company has net capital of $11,241 and $17,098, respectively and had no customer accounts.

Commissions Receivable

Commission's receivable primarily represents commission income earned on security transactions. Management of the Company believes all amounts included in commissions receivable are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary.

Office Equipment and Leasehold Improvements

Furniture and equipment are depreciated on the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2005 and 2004 was $0 and $233 respectively. Leasehold improvements are amortized on a straight-line method over the life of the lease. Amortization expense for 2005 and 2004 was $1,758 and $3,039 respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with a maturity of less than a year when purchased, to be cash equivalents.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As of December 31, 2005 and 2004, the Company has net operating loss carry forwards available of which no financial statement benefit has been recognized.

2. RELATED PARTY TRANSACTIONS

The Company leases its office facility in La Porte, Indiana from a related party under a non-cancelable operating lease that expires on October 31, 2010. The future rental payments under the lease for the next five years are as follows:

2006	$27,027
2007	$27,702
2008	$28,394
2009	$29,104
2010	$24,859

Rent expense for the year ended December 31, 2005 and 2004 amounted to $26,602 and $25,953 respectively. The company now rents those premises from a related party on a month to month basis.

3. CONCENTRATIONS

The Company's largest client accounted for 23% and 44% of commission revenues for the years ending December 31, 2005 and 2004 respectively.

SUPPLEMENTAL INFORMATION

D.J. MOSIER ASSOCIATES INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

Total Assets		$ 35,292
Less : Total Liabilites		(21,247)
Net Worth		14,045
Net Capital before deductions		14,045
Deductions:		
Prepaid Expenses	194	
Deposits	1,430	
Office Equipment	1,068	
Leasehold Improvements	112	
Total Deductions		2,804
Net Capital before haircuts on securites positions		11,241
Haircuts on securities positions		-
Net Capital		$ 11,241
Net Capital Required		5,000
Excess Net Capital		$ 6,241
Excess Net Capital at 1000%		$ 16,087
Aggregate Indebtedness		$ 21,247
Percentage of aggregate indebtedness to net capital		59.00%
Minimun Net Capital based on aggregate indebtedness		1,415

The accompanying notes are an integral part of these statements

D.J. MOSIER & ASSOCIATES, INC.
RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS, OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE COMPANY'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING DECEMBER 31, 2005

No material differences existed at December 31, 2005, between the audited computation of net capital and the unaudited Part II A Focus Filing at December 31, 2005.

D.J. MOSIER & ASSOCIATES, INC.
Computation for Determination of Reserve Requirements For Broker/Dealers under Rule 15c3-3 and Information For Possession or Control Requirements under Rule 15c3-3
December 31, 2005

The Company does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, the Company is exempt from the provisions of that rule.

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
D.J. MOSIER & ASSOCIATES, INC.

In planning and performing our audit of the financial statements and supplemental information of D.J. MOSIER & ASSOCIATES, INC. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following :

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. The recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risks that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management and the SEC and any other regulatory bodies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants
Chicago, Illinois

February 23, 2006